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Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Abbott Laboratories (ABT)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Abbott Laboratories (ABT)
Vote Yes: Item #6 – Racial Justice Reporting Proposal

Annual Meeting: May 1, 2021

CONTACT: Olivia Knight | oknight@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Abbott Labs publish a report, at reasonable expense and excluding proprietary information, disclosing the Company's plan, if any, to promote racial justice.

Supporting Statement: Investors seek quantitative, comparable data to understand if and how the Company is promoting a commitment to Racial Justice. Proponents suggest the report include:

•	Potential policies the company could adopt to promote Racial Justice in its corporate workplaces and operations
•	Detailed quantitative information on diversity and inclusion, including recruitment, hiring, and retention policies and outcomes

SUMMARY

The murder of George Floyd in May 2020 prompted corporate responses, actions, and leadership. This event forced a re-evaluation of our most fundamental beliefs and institutions and became a catalyst for change. Companies acknowledged their roles in perpetuating a climate of systemic racism. Many companies proposed plans to increase awareness of racial injustice and promote racial equity though their corporate policies and practices. The purpose of the Initiative is to monitor these corporate responses and follow up with companies to ensure that the statements of support for racial justice are translated into concrete actions that truly promote equity thereby helping them on the path to end corporate complicity in systemic racism.

For the public, corporate statements on racial equity were not enough. Consumers, investors, and shareholders have increased demands for transparency and quantitative data on corporate practices.

2021 Proxy Memo Abbot Laboratories | Racial Justice Reporting Proposal

Despite the well-documented material benefits that companies gain through diversification; many have been slow to realize the critical role they play in perpetuating systemic racism. First steps have been taken by many companies in acknowledging the inequities that exist and expressing a willingness to change. Shareholders are requiring that companies examine the implicit biases built into their systems that serve to perpetuate racial inequities. Despite Abbott’s strong community outreach programs and expressions of support for increased diversity and inclusion activities, they have provided little or no statistical data on their workforce composition along racial and ethnic lines.

RATIONALE FOR A YES VOTE: Racial Justice Reporting

1)	Abbott does not provide shareholders with sufficient analysis and disclosure of statistical data on recruitment, hiring, retention, and promotion rates of people of color within the Company.

The Company has released a “2030 Sustainability Plan” which includes goals and targets for gender and health equity, yet it contains no measurable statistics on achieving racial equity within the Company. Shareholders demand quantitative statistical data to track and monitor progress on corporate actions on racial justice.

2)	Abbott compares poorly to peers in addressing racial justice and diversity, equity, and inclusion disclosure.

According to As You Sow’s scorecard on Racial Justice, Abbott scores poorly on corporate diversity, equity and inclusion actions and disclosure. In comparison with other companies in the Healthcare sector, Abbott’s score on the Racial Justice Scorecard is significantly below its peers AbbVie Inc. and Boston Scientific. Abbott’s low score is due to its lack of publicly accessible diversity and inclusion targets and lack of disclosed data concerning hiring, retention, and promotion rates of people of color within the Company. Given heightened awareness around racism, failing to act and disclose policies and quantifiable data raises the material risk of revenue loss and reduced brand value.

DISCUSSION

1)	Abbott does not provide shareholders with sufficient analysis and disclosure of statistical data on hiring, retention and promotion rates of people of color within the company.

In light of 2020’s large-scale Racial Justice Movement, shareholders are increasingly demanding corporate transparency and evidence of concrete actions on racial justice. Failure to provide information on hiring, retention and promotion of people of color within the Company leads to shareholder mistrust that the Company’s expressed commitments made in June of 2020 represent real change. In the Company’s response to Floyd’s murder, they stated that racism is the antithesis of their corporate values and acknowledged that there is work to be done internally. Shareholders must be able to tack and monitor the corporate progress on racial justice.

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2021 Proxy Memo Abbot Laboratories | Racial Justice Reporting Proposal

Numerous studies cite material corporate benefits associated with adopting corporate policies promoting racial justice. A McKinsey study shows companies with the strongest racial and ethnic diversity are 35% more likely to outperform their industry medians.1 Companies with the most ethnically/culturally diverse boards worldwide are 43% more likely to experience higher profits2 and for every 10% increase in racial and ethnic diversity among senior executives, EBIT rises 0.8%.3

However, inequities in the workplace continue: people of color comprise 33% of entry level positions, but only 13% of the C-suite.4 Among companies in the Russell 3000, Black individuals accounted for only 4.1% of board members versus 13.4% of the U.S. population.5 “Failure to adopt inclusion practices translates into a loss of customers and reduces profitability.”6

2)	Abbott compares poorly to peers in addressing racial justice and diversity, equity, and inclusion disclosure.

According to As You Sow’s Racial Justice scorecards, Abbott scored under 30%. In comparison to other companies in the Healthcare sector, Abbott’s scored extremely low. Peers such as AbbVie Inc and Boston Scientific scored higher. Both companies are significantly more transparent, having released their workforce composition data and EEO-1 data.

“The demand from investors for environment, social, and governance (ESG) data and ESG products has never been stronger.”7 Shareholders are increasingly requiring companies to disclose data on diversity. In 2020 three separate shareholder derivative lawsuits were filed in California federal court against the directors and officers of Oracle Corporation, Facebook, Inc., and Qualcomm, Inc., respectively claiming that, despite public statements emphasizing the importance of diversity within their organizations, their boards and executive management teams remain largely white and male and have failed to deliver on their commitments to diversity .8 In the face of this increasing investor demand for data supporting company claims for diversity, equity and inclusion, the Company must provide detailed statistical data that clearly demonstrates its commitments in order to address its investors’ concerns.

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1 McKinsey & Company, “Delivering through Diversity”, January 2018 (https://www.mckinsey.com/~/media/mckinsey/business%20functions/organization/our%20insights/delivering%20through%20diversity/delivering-through-diversity_full-report.ashx)

2 Ibid.

3 Ibid.

4 McKinsey & Company, “Women in the Workplace 2018”, (https://womenintheworkplace.com/)

5 Cydney Posner, "Will companies accede to calls for actions to improve racial and ethnic diversity in hiring and promotion?”, July 2020

(https://cooleypubco.com/2020/07/15/calls-for-actions-racial-ethnic-diversity/)

6 Neesha-ann Longdon, Dimitri Henry, Caitlin Harris, "Diversity And Inclusion As A Social Imperative", August 2020

(https://www.spglobal.com/ratings/en/research/articles/200803-environmental-social-and-governance-diversity-and-inclusion-as-a-social-imperative-11573860)

7 Jaspreet Duhra, "The Rising Importance of ESG Data", S&P Global, March 2020, https://www.spglobal.com/en/research-insights/articles/the-rising-importance-of-esg-data

8 Francesca Odell, Victor Hou, and James Langston, Cleary Gottlieb Steen & Hamilton LLP, "Shareholder Complaints Seek to Hold Directors Liable for Lack of Diversity", Harvard Law School Forum on Corporate Governance, August 11, 2020 https://corpgov.law.harvard.edu/2020/08/11/shareholder-complaints-seek-to-hold-directors-liable-for-lack-of-diversity/

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2021 Proxy Memo Abbot Laboratories | Racial Justice Reporting Proposal

RESPONSE TO ABBOTT’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Abbott’s Opposition Statement argues that its current reports and disclosures in its Global Sustainability Report and 2030 Sustainability Plan are sufficient, listing commitments to racial justice, diversity, and inclusion. The Statement notes corporate outreach such as building a pipeline of diverse talents though science, technology, engineering, and math (STEM) programs. The Statement includes other expressions of support, such as vague and non-committal recruitment information. While Abbott mentions they recruit candidates from Historically Black Colleges and Universities they provided no statistical data on how many candidates are actually hired, retained, and promoted which is what is truly needed to provide an accurate and concrete view of the true state of diversity within the company. Generally stating public support of racial equity is not equivalent to aligning the company with racial equity by increasing transparency and disclosure of statistical data.

While Abbott’s various commitments to communities of color and supportive outreach programs are commendable, the Company is not responsive to the key request of the proposal: Investors seek quantitative, comparable data to understand if and how the Company is promoting a commitment to Racial Justice. Proponents suggest the report include:

•	Potential policies the company could adopt to promote Racial Justice in its corporate workplaces and operations

•	Detailed quantitative information on diversity and inclusion, including recruitment, hiring, and retention policies and outcomes

Abbott’s current diversity, equity and inclusion disclosures and commitments fall dramatically short of the requested reporting. Abbott plans to release EEO-1 data, which does not include detailed statistical data on recruitment, hiring, retention and promotion. Abbott’s references to “disenfranchised communities” and “minorities” are insufficient in providing any information about the extent of employee diversification programs. This disclosure is insufficient to meeting the proposal.

Racial Justice is of crucial concern to investors and requires that Abbott fully inform shareholders about the Company’s progress to assure it is adequately addressing this systemic portfolio risk. Shareholders ask that Abbott follow its peers in transparency and disclosure. Current disclosures indicate the Company is falling far short of shareholders’ request.

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2021 Proxy Memo Abbot Laboratories | Racial Justice Reporting Proposal

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking information on whether and how Abbott intends to incorporate racial justice within its corporate framework.

Shareholders urge strong support for this proposal, which will bring increased transparency and disclosure from Abbott on the recruitment, hiring, retention and promotion rates of people of color with the Company and its intentions to incorporate racial justice in its business framework. Abbott has the power to move the needle on racial equity in the Healthcare sector. With Abbott‘s expressions of support they have taken the first steps on the path to end corporate systemic racism. Now is the time to sustain the momentum with openness and transparency and a willingness to publicly share relevant data.

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For questions, please contact Olivia Knight, As You Sow, oknight@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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